UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 29, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CytomX Therapeutics, Inc.

File No. 001-37587 - CF#36921

CytomX Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2018.

Based on representations by CytomX Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through November 6, 2031
Exhibit 10.5	through November 8, 2031
Exhibit 10.6	through November 8, 2031

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Larry Spirgel
Office Chief, Disclosure Review Program